                   THIS DOCUMENT IS A CONFIRMING COPY OF THE
                    SCHEDULE 13G FILED ON FEBRUARY 14, 1997
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION



                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                   Occupational Health & Rehabilitation Inc.
                   -----------------------------------------
                                 Name of Issuer


                Common Stock, $.001 par value per share Class A
                -----------------------------------------------
                         (Title of Class of Securities)

                                  674617-10-5
                                  -----------
                                 (CUSIP Number)



    Check the following box if a fee is being paid with this statement [  ]


                               Page 1 of 8 Pages

CUSIP NO. 674617-10-5                                          Page 2 of 8 Pages

________________________________________________________________________________
1)   Names of Reporting Persons        Bank of Boston Corporation
     S.S. or I.R.S. Identification                      (04-247-1221)
     Nos. of Above Persons
-------------------------------------------------------------------------------
2)   Check the Appropriate Box         (a) [ ]
     if a Member of a Group            (b) [ ]
     (See Instructions)
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Holding Company-Massachusetts
-------------------------------------------------------------------------------
Number of Shares                       (5)  Sole Voting Power          115,636
Beneficially                           (6)  Share Voting Power
Owned by Each                          (7)  Sole Dispositive
Reporting Person                              Power                    115,636
With                                   (8)  Shared Dispositive
                                              Power                          0
-------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    115,636
-------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
________________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                                                7.86%
________________________________________________________________________________
12)  Type of Reporting Person
     (See Instructions)                HC

CUSIP NO.  674617-10-5                                         Page 3 of 8 Pages

________________________________________________________________________________
1)   Names of Reporting Persons        BancBoston Ventures Inc.
     S.S. or I.R.S. Identification     (04-6013165)
     Nos. of Above Persons
-------------------------------------------------------------------------------
2)   Check the Appropriate Box         (a) [ ]
     if a Member of a Group            (b) [ ]
     (See Instructions)
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Massachusetts
-------------------------------------------------------------------------------
Number of Shares                       (5)  Sole Voting Power          115,636
Beneficially                           (6)  Share Voting Power               0
Owned by Each                          (7)  Sole Dispositive
Reporting Person                            Power                      115,636
With                                   (8)  Shared Dispositive
                                            Power                            0
-------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    115,636
-------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
________________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                                                7.86%
________________________________________________________________________________
12)  Type of Reporting Person
     (See Instructions)                IC

                                                               Page 4 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Item 1.
       (a)       Name of Issuer:                  Occupational Health & Rehabilitation Inc.
                 ----------------------------
       (b)       Address of Issuer's              175 Derby  Street
                 ----------------------------
                 Principal Executive              Suite 36
                 ----------------------------
                 Office:                          Hingham, MA  02043
                 ----------------------------
Item 2.
       (a)       Name of Person                   Bank of Boston Corporation
                 ----------------------------
                 Filing:                          on its own behalf as indirect owner and on
                 ----------------------------
                                                  behalf of its subsidiary, BancBoston Ventures

        (b)      Address of Principal             100 Federal Street
                 ----------------------------
                 Business Office or, if           Boston, Massachusetts  02110
                 --------------------------
                 none, Residence:
                 ----------------------------

        (c)      Citizenship:                     Holding Company - Massachusetts
                 ----------------------------
                 Investment Company - Massachusetts

        (d)      Title Class of
                 ----------------------------
                 Securities:                      Common, $.001 Par Value Class A
                 ----------------------------

        (e)      CUSIP Number:                    674617-10-5
                 ----------------------------

Item 3.

        This statement is filed pursuant to Rule 13d-1(b). The persons filing are a parent holding company, in accordance with Reg. section 240.13d-1(b)(ii)(G), and a bank, in accordance with Reg. section 240.13d-1(b)(ii)(B) of the Securities Exchange Act of 1934.

Item 4.        Ownership:
               ---------

        (a)    Amount Beneficially
               -------------------
               Owned:                             See Item 9, Cover Page
               -----
        (b) Percent of Class:                     See Item 11, Cover Page
            ----------------

        (c) Number of Shares as to Which
            ----------------------------
            Such Person Has
            ---------------
            (i) Sole Power to Vote or to Direct the vote
            (ii) Shared Power to Vote or to Direct the vote
            (iii) Sole Power to Dispose or Direct the
                  Disposition of:
            (iv) Shared Power to Dispose to or Direct the Disposition of:

            For (c), see Item 5-8, Cover Page

                                                               Page 5 of 8 Pages

Item 5.  Ownership of Five Percent or less of a Class.
         --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary which has Acquired
         ----------------------------------------------------------------------
         the Security Being Reported on by the Parent Holding Company:
         -------------------------------------------------------------

         Investment company as defined in Section 3(a)(6) of the Securities
         Exchange Act of   1934.

Item 8.  Identification and Classification of Member of the Group.
         --------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group.
         ------------------------------

         Not Applicable.

Item 10. CERTIFICATION:
         -------------

         See Exhibit A

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

   Date:  February 14, 1997
   Bank of Boston Corporation

   By: /s/ Robert T. Jefferson
      __________________________

   Name:  Robert T. Jefferson
          ----------------------
   Print

   Title:  Comptroller
           -----------

                                                               Page 6 of 8 Pages


BancBoston Ventures Inc.


By: /s/ Zackery Edmonds
   --------------------------


Name:  Zackery Edmonds
       ----------------------
Print:


Title:  Treasurer, BancBoston Ventures Inc.
        -----------------------------------

                                                               Page 7 of 8 Pages

                                   EXHIBIT A
                                   ---------

                                   AGREEMENT


     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1) that Bank of Boston Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Occupational Health & Rehabilitation Inc. Common Stock, $.001 Par Value Class A, on behalf of itself and BancBoston Ventures.


Dated:  February 14, 1997

Bank of Boston Corporation


By: /s/ Robert T. Jefferson
   ___________________________
    Robert T. Jefferson
    Comptroller

                                                               Page 8 of 8 Pages

BancBoston Ventures Inc.

By: /s/ Zackery Edmonds
    __________________________

Name:  Zackery Edmonds
       -----------------------
Print:

Title: Treasurer, BancBoston Ventures Inc.
       -----------------------------------


              INCUMBENCY CERTIFICATE OF AUTHORIZED REPRESENTATIVE


     I, the undersigned, Timothy A. Gerhold, Assistant Clerk of BanBoston Ventures, Inc., do hereby certify that Zackery Edmonds is a duly elected Treasurer of BancBoston Ventures Inc., and also has the power and authority to sign the attached Statements on Schedule 13G in the name and on behalf of BancBoston Ventures Inc.

     In witness whereof, I have set my hand and seal of BancBoston Ventures Inc. this ___th day of February, 1997.

                                 By: /s/ Timothy A. Gerhold  .
                                    __________________________

                                 Name:  Timothy  A. Gerhold  .
                                 Title: Assistant Clerk  .